Filed by Canadian Pacific Railway Limited
Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Norfolk Southern Corporation (Commission File No. 001-8339)

No Offer or Solicitation

This communication is neither an offer to purchase or exchange nor a solicitation of an offer to sell securities. This communication relates to a proposed business combination between Canadian Pacific Railway Limited (“CP”) and Norfolk Southern Corporation (“NS”).

Important Information For Investors And Shareholders

Subject to future developments, additional documents, including one or more proxy statements in connection with the solicitation of proxies for the 2016 annual meeting of NS shareholders, regarding the proposed transaction may be filed with the SEC. Investors and security holders are urged to read such disclosure documents regarding the proposed transaction, including any proxy statement, if and when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by CP with the SEC at the SEC’s website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from CP at http://www.cpr.ca/en/investors or by directing a request to Canadian Pacific Railway Limited, 7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9, Attention: Office of the Corporate Secretary.

Participants in Solicitation

CP and its directors, executive officers and other employees may be deemed to be participants in any solicitation of CP or NS shareholders in connection with the proposed transaction. Information about CP’s executive officers and directors is available in CP’s Annual Report on Form 40-F for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015. Additional information about the interests of potential participants will be included in any proxy statement filed in connection with the proposed transaction.

Forward Looking Statement

This communication contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to CP’s proposal to NS regarding a possible business combination, the anticipated results and benefits of the proposed transaction and matters relating to regulatory approvals and changes. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: the ability of the parties to agree to the terms of a proposed transaction; the ability of the parties to obtain the required regulatory approvals; the ability to recognize the financial and operational benefits of the transaction; changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

***

The following is a transcript from the BB&T Capital Markets Transportation Services conference held on February 10, 2016:

BB&T Capital Markets
Transportation Services Conference
February 10, 2016

PARTICIPANTS
E. Hunter Harrison, CEO Canadian Pacific
Mark A. Levin, BB&T Capital Markets

Mark A. Levin: All right. Good afternoon and welcome to our fireside chat with Hunter Harrison and there are very few people that need less of an introduction than Hunter. There, having been a sell-side analyst and on the buy-side for almost – God, almost two decades, rarely do you come across a leader or a CEO, who has accomplished as much as Hunter has in varying places. He is truly remarkable in what he is been able to – would able to do and so I am thrilled to have with us who I believe probably the most impactful railroader, maybe of the last century, certainly of the last half century. So thank you very much for joining us today.
E. Hunter Harrison: Thank you, Mark, very kind.
Mark A. Levin: I guess we'll start with the topic, I don't know we won't call it the topic du jour, call it with the topic of the last year or so. Maybe you can just give us an update on your latest thoughts with regard to Norfolk Southern and where you see things going from here?
E. Hunter Harrison: Well, let me pick up that, I had in one of the last calls or sessions we had together was, that we were going to clearly try to take this message to the shareholder – which is where it belonged. And some interpreted, I think as a proxy fight or battle, which is not what we want to see. Those are costly and they don't produce a lot of value, they don't create the kind of environment that you would like to set up to be able to do a transaction. So, we've taken maybe a little bit different approach, and I guess we announced last night that we're going to ask for a resolution to be put on the ballot that would give shareholders an opportunity to vote – non-binding vote to say to the management of NS, talk to these people and that's all it is. There's no language that talks about, we're going to enhance the offer, or what the deal is subject to. It's just enter a dialogue; which we think is pretty reasonable.
And I've been a little bit disappointed with the initial feedback, and I think they made some comments to the affect that we had already had too many meetings. Well, we've had one for two hours with two people. So, I don't think that's too many. So, that's kind of where we stand, and we're hopeful. People are saying, well what do you hope to get out of this? Well, we hope to able to sit down and talk. That's our objective, objective one because there is so many things to talk about here, and have a dialogue about. It's hard to do in a letter passing back and forth and all the various hypotheticals. So, we would hope that through some mechanism that this is introduced, whether it's voluntary or whether the shareholders vote or for whatever reason, they decide to enter a dialogue with us to explore the opportunities and that's simply it.
Mark A. Levin: What gives you confidence that even if the shareholders voted in favor of this resolution, there hasn't been a whole lot of willingness on the other side. Obviously, this is a non-binding resolution. Maybe, what gives you the confidence that even if shareholders were to vote in favor of this resolution, that Norfolk Southern in good faith would sit down and open up the books and have a constructive dialogue that you want?
E. Hunter Harrison: Well, number one, I don't know how much confidence I've got. So, let me qualify that to begin with. So, not let me put a negative or a positive spin to it. I usually take those kind of questions and say, what would I do?
Mark A. Levin: Right.
E. Hunter Harrison: If my shareholders came to me and said, you should talk to these people, they've got a fascinating proposal, maybe fascinating is wrong, they've got a proposal.
Mark A. Levin: Yeah. Right.
E. Hunter Harrison: I think I would probably do it. My view is they own the company, they ought to have some input on what's taking place and going forward.
So, I'm hopeful through these efforts that whether it's the Board decides that they should talk or whether the influence of shareholders creates some more willingness on their part. Whatever it takes, we're not trying to be particular on what makes it happen, and I'm not here to try to tell anybody that we think this is going to push us over the edge.
Mark A. Levin: Right.
E. Hunter Harrison: We're not in that position.
Mark A. Levin: Yeah.
E. Hunter Harrison: I don't know what the odds are that they would do it, but it's – it doesn't cost a lot and it's another effort on our part. The list is becoming shorter and shorter.
Mark A. Levin: Right.
E. Hunter Harrison: To try to see this thing through and make it successful.
Mark A. Levin: If they, in the event that shareholders didn't pass the resolution, would that mark the end of the process from your perspective?
E. Hunter Harrison: Yeah, I think so. I think it would be, unless there are some other extenuating circumstances that change that I'm not aware of, and we've got a few little moving parts. We've got this issue that we've raised and asked the Justice Department to look at. So those kind of things like that, could they have some influence? But, I doubt. I think that we're making preparation that if we're not successful in entering a dialog that we're going to go back and focus on running a hell of a CP railroad...
Mark A. Levin: Yeah.
E. Hunter Harrison: ...and making it even more successful and having a good year and rewarding shareholders.
Mark A. Levin: Yeah. That's one of the questions that you frequently get, right, frequently get which is – is it worth all of this, going down this road, dealing with all the political and regulatory and versus buying back your stock more aggressively, for example, and controlling what you can control. I mean, do you – are there nights or days when you wonder to yourself why am I going through all this trouble when they seemingly have little to no interest in making this happen?
E. Hunter Harrison: Yeah, I've had a couple of those. But I have to reflect back and when I look at some of the numbers, they're pretty compelling.
Mark A. Levin: Yeah.
E. Hunter Harrison: So if we can make it work, it's clearly I think in our interest, I think it's in their interest and both our shareholders' interest, I think it's in the interest of the North American network. And so, we have to give it our best effort.
Mark A. Levin: Yeah.
E. Hunter Harrison: But we have to understand when things are not going to happen...
Mark A. Levin: Right.
E. Hunter Harrison: ...when the timing is not right or whatever. And I would hasten to add this, whatever happens here, we are still advocates of consolidations, whether we participate or not. I've been heading up rails for, I think, far too long, almost 25 years now.
We have never, never opposed a merger. So I think that something's going to happen, I don't know whether we're going to participate it in or not. I don't think it's a matter of if, it's when. I think it makes too much sense. But we're perfectly prepared to go back, our first responsibility at this point is the CP shareholder and reward a CP shareholder. And if we see other opportunity – we're not merging just to merge.
Mark A. Levin: Right.
E. Hunter Harrison: We're not merging just to get bigger or to build some legacy or another chapter in some book. This is about shareholder value. Now I happen to have a few shares. And I'd like to see them create more value. So, we'll get back to it and to running the railroad and if this works, it works, and if it doesn't, another day will come.
Mark A. Levin: And before I leave the topic of Eastern rails and move on to maybe the North American rail industry and CP, they put out – they being Norfolk Southern, put out some financial objectives, one of which was about $650 million of productivity savings between now and 2020. I think you guys were around $1.3 billion plus or minus, they put out an OR target of 70% this year and then getting to 65% over the – by the time you get to 2020. What are your – I mean, I don't know to the extent you've had an opportunity to really look into it and you've done a deeper dive on Norfolk Southern and you've analyzed the numbers, how do you explain the discrepancies maybe in terms of like where you come out and why they come out so much lower at least as it relates to productivity?
E. Hunter Harrison: Well, I guess, I would say that if you look at the last 10 years, why's there been a difference? There has been – this is not something I study every day, but I think you've seen over the last probably 10 years, about a 10 point/11 point spread, OR, operating margins, whatever.
Mark A. Levin: Right.
E. Hunter Harrison: But there is reason for that. And I think it's, if you look and kind of peel that onion back and look at some of the operating metrics, which I would hasten to add you got to be careful looking at them because everybody's got their own definition and so forth.
Mark A. Levin: Sure.
E. Hunter Harrison: But when you peel it back to some raw things that you can't kind of camouflage, if you wanted to, you can quickly get to where the difference in the numbers are. And I can just mentioned a few things.
Mark A. Levin: Sure.
E. Hunter Harrison: Locomotives are compelling. It jumps out all over the table to you. We've got – I don't know today 560 or so locomotives put up in storage. When I came onboard after I'd looked for two or three months, I said I thought we could probably take a three-year or four-year holiday for having to acquire motive power, well, I was wrong and it looks like we're going to be able to take a six-year or seven-year holiday, which allows us to take debt capital and deploy other places and have less expense with less locomotives idling, less material, all the labor to repair them, all the stuff that goes with it.
But if your attitude is, as I saw a former employee and I should qualify that, say that if you did something like over here, you would destroy us. But you just don't understand the leverage and the power of running a scheduled precision railroad. There is power and leverage in scheduling.
So I could take just about each one of those pieces of the pie and now look, I'd be the first to tell you, I am only looking at public numbers, we had done obviously no due diligence. But I do know that in my former lifetime and my former employer, and that's a railroad that I've always had a lot of respect for, okay, from 50 years of railroading since I was a laborer in Memphis, Tennessee, I've always looked up to that town and the Southern Railroad.
So, but having said that, I think that they spend a lot of time benchmarking with us out in Edmonton at that time, looking at what we were doing and why. Now I think that only people to do that because they may be think you're doing something right or correctly. So, I think if we had a chance to sit down and wanted to really analyze those, we could make a pretty compelling case of why there's a difference. But at the same time, somebody can make a case, well you don't have a patent on this, no, we don't. We don't have a patent on it. And you know, people said I was going to take all these trade secrets, well, I wrote a book about it. They're not secrets. I wrote two books. So maybe they weren't very good. But, hell, I was impressed, you had to pay $1,100 on eBay and – you know what I found going on, my granddaughter, who were getting all the supply of books and selling them on eBay. I'm just kidding. But I think, yes, they could be there and that's why we think the combination put together is powerful.
Mark A. Levin: So do you – so when you listen to the Eastern rails talk, probably the first thing that comes out of their mouth is coal and the headwind that's been coal over the last – really the last 5 years to 10 years and it's certainly one that doesn't look like it's going away any time soon. Do you buy the rationale, I mean is it just as simple as looking at the coal revenue that they've lost and said okay, well, their OR has been disproportionately impacted by that particular secular headwind or do you think that that's just an excuse?
E. Hunter Harrison: No, I think there's some validity to that.
Mark A. Levin: Yeah.
E. Hunter Harrison: I mean, certainly we – look, we had some dynamite numbers out there too, until the bottom fell out of crude. And so we would have, be further along than we are even, although as impressive as I think it is. But I think all of us understand in this business, when you get a big hit like that at the top line, it hurts...
Mark A. Levin: Yeah.
E. Hunter Harrison: ...and it's not something you can make up overnight. So look I think if you try to do some just really fair objective analysis, you could certainly make a case that, you know, that OR would equal this if they had a fair...
Mark A. Levin: Yeah.
E. Hunter Harrison: ...treatment in the market.
Mark A. Levin: Right. Sure. That makes perfect sense. Switching now back to CP for a second, you've done obviously a lot of work in a very short period of time in terms of improving margins and again next year you're guiding to below 60% OR for the year. How much more in the tank is there from a cost efficiency pushback, at what inning of the game are we in. How low – I mean I realize yeah there are tradeoffs between OR and revenue and volume, but how – where do you see this railroad in a normal sort of demand environment, whatever the heck that means these days. Where do you see this thing sort of reaching or where can it reach?
E. Hunter Harrison: Well, some people would say it's to be determined. And I have to kind of qualify it by saying this. If you're just focused on OR. And that's all you're worried about. You're setting some personal best with OR and you're not so concerned about growth and you're not so concerned about return on capital and other things that you should be sensitive to. Can we see mid-50%s? Sure. But having said that, one of the powers I think and we think of this – of a potential combination in the end, is taking business off the highway. I mean look, we went through a phase in rail, where it was a bulk intermodal story.
Famous President in Santa Fe Railroad in 1980 said the boxcar is dead. And effectively what he was saying was, there is nothing, there won't be anything but intermodal...
Mark A. Levin: Yeah.
E. Hunter Harrison: ...in bulk coal and grain. Well, thank God, he was wrong and that was Larry Sina, he was an intermodal guy, and a wonderful man. But he happened to be wrong there. But as we have expanded and as if you looked at the potential of the highway and if you look to the say, there is a point of diminishing return, and it says, look I'd rather be at -- you pick it 63% or 64% and have a revenue stream of $20 billion than I would be at 55% with a $5 billion revenue.
Mark A. Levin: Right.
E. Hunter Harrison: Particularly in a high fixed cost, capital intensive business. But I guess, the message is and the question relates to, is there more left to do, yes there is. And you know, we've kind been through that everywhere, you go. Well, the story is over now.
Mark A. Levin: Right.
E. Hunter Harrison: Well, we really hadn't get to a story yet, that's been over now. Maybe I want to get out of here before that bullet catches up. But so far so good.
Mark A. Levin: Do you worry – I've had sometimes, I've had investors occasionally mention that, you don't want to get to profitable. And by that, I mean, within the crosshairs of regulators and customers and, because they can see these numbers as well, right, and so if they see a 55% OR or 57% OR and they see how much money you're making? The margins that you're making? That that can invite political and or regulatory unwanted political or regulatory types of overtures. How would you respond to that?
E. Hunter Harrison: Well, I think, it's true. I think that – we kind of have a saying internally, if you abuse authority you lose it. And so people that think, look there is a free market out there, you can charge what you want. Yeah, you can the first year, maybe the second year, but to your point, Mark, somebody is going to catch up with you at some point in time. And I think, in the larger scheme of things, I don't want to put myself on some pedestal here, but it doesn't speak really well for free enterprise and a capitalized system here when everybody tries to abuse the market.
And so what do you do to the economy there, you either got skyrocket inflation. So, there is some reasonable of this of returns. Some people still view railroads as utilities particularly right now in Canada, I mean, for an example my former employer CN was at Crown Corp. until 1995.
Mark A. Levin: Right.
E. Hunter Harrison: And so they look at it differently. People look at the U.S. roads and say we gave them the damn railroads through land grants and so forth. And one of my former leaders used to say, don't go asking for anything in Washington. We're still getting beat up about the land grants 150 years ago.
Mark A. Levin: Yeah.
E. Hunter Harrison: So yeah, there is some responsibility there that says we ought to be reasonable.
Mark A. Levin: And against that back to sort of the NS and the whole M&A theme, obviously, you've had a lot of other railroads push back, maybe even more aggressively than I would have expected, but they pushed back. How much of that do you think is competitive concern or concern that this invites a regulatory, a more involved regulatory scheme than maybe there has been in the past. Put another way the rail industry model has been working so wonderfully for so long and the status quo is essentially comfortable and we know what it is and we know what to expect versus if you go down this road, what that could potentially mean for the regulatory climate for everybody?
E. Hunter Harrison: Well, I want to be sure I answer this very cautiously. First of all, I'm not painting them all with a broad brush.
Mark A. Levin: Yeah.
E. Hunter Harrison: Because of the four, I think their views are different. But if I had to give one answer, I think it's much more of the pro-competitiveness that they've – maybe the industry has gotten a little fat and sassy, we've had some protection out there in the way of bottleneck which I think is utterly ridiculous.
Mark A. Levin: Right.
E. Hunter Harrison: I mean, think about bottleneck. It says if you both start here, but you're both going to end up there, but this guy has got a route that happens to be 500 miles shorter than yours, you don't have to give a rate.
Mark A. Levin: Yeah.
E. Hunter Harrison: Now, that goes against, that creates more miles, it creates more exposure, it creates more assets. It does all the wrong things, except one person's bottom line.
Now maybe they think that's the right thing, I don't. But as I think I mentioned earlier, we've raised issues with Justice because we think and I'm certainly not a lawyer, but I spent quite a lot of time through the years on this that if four railroads got together and had a discussion, I don't care what counts or not about how to stop mergers or to preserve some of these things, that's wrong. One said that they would and I'm paraphrasing here, they would do everything in their power to stop mergers.
Now, two years ago, they didn't say that. They said they were the key to their success. One said, they thought mergers were maybe disruptive, although they've done about 50 of them. The other one said, I can see mergers as a good thing, the timing is not right, don't know when it is. And the other one hadn't said much publicly about it. So I'm not in a position to say who is right or wrong and to get in their head. I'm only saying that on the surface and I'm one of the participants and they didn't invite me, I want to know what the rules are and if they've done things appropriately and right, and then there's some other circumstances that lead me to believe this ought to be reviewed.
Mark A. Levin: Yeah. All fair points. Is the – and obviously the STB is to operate – hopefully operates in a vacuum and looks at everything independently and outside of politics. But do ever – do you feel like the environment is contaminated so much that it would be difficult to get a independent sort of decision irrespective of what all the outside noise is right now?
E. Hunter Harrison: I hope not. I hope our justice system and our ethical standards in this country are better than that.
Mark A. Levin: Yeah.
E. Hunter Harrison: Look we've got a Service Transportation Board that was created by law for the review process to review these things. Congress says they're right, anytime they want to go in and change the law...
Mark A. Levin: Yeah.
E. Hunter Harrison: ...which they've chosen not to do. The Staggers Act was written in 1980 and I don't know if you know a little history on this but the chief clerk to the author of The Staggers Act was Mark Levin. Okay. So, I'll leave you with that.
Mark A. Levin: Outstanding. That was not me. I was probably – God knows where I was but I appreciate the plug.
E. Hunter Harrison: Little more background on that.
Mark A. Levin: Thank you.
E. Hunter Harrison: So, and then it was amended, I think in 2001 if my history is correct to where we are today, and none of these issues have been raised.
Mark A. Levin: Yeah.
E. Hunter Harrison: And before that review process, before they've even got the case before them, before the judge has even seen what the case is, the politicians are coming out, people that can't spell railroad, against the transaction. And I don't know, one is worried about jobs in Canada, and another one's worried about jobs in West Virginia. And they haven't got a clue what our plan is. And they said we won't tell them, well, they hadn't asked. And, I've written back to all of them and I said that if you want to know, I'll come meet with you. I don't have any invitations.
So we said that we are perfectly happy for the Surface Transportation Board to do their job. We have confidence in them. They were appointed by the President, confirmed by Congress. They're people that are of outstanding integrity and should be able to deal with this, and in fact, we're the point now where two more are going to be put on the Board. But don't put two more on the Board – if you won't let the three do their job.
Mark A. Levin: Right.
E. Hunter Harrison: If every time something comes up, you're going to look to the politicians and the lobbyists to decide what's going to be done, you don't need a Surface Transportation Board.
Mark A. Levin: Yeah.
All right, let me shift subjects to 2016 and kind of what you are seeing. You're looking for double-digit EPS growth this year, that's the guidance. And the markets are obviously very tough. I mean, there is – they were tough late last year, they're tough again into January. As you sit here today, we are in at least sort of the beginning of February. How do you feel about the top line in this type of environment? What you are seeing and what that does to your overall EPS growth target for the year?
E. Hunter Harrison: I don't think those things that you've described are, have changed much. Top line is going to be tough. Hard, hard to predict. But I think we're going to be in the flat range and given this kind of environment...
Mark A. Levin: Flat revenue growth...
E. Hunter Harrison: Yeah. All in, that'll be not bad.
Mark A. Levin: Yeah.
E. Hunter Harrison: I do think that if you start to peel the whole thing back, I think that with the run rate we've seen with OR, you see some of the numbers as reported by the AER. I feel pretty confident that we're going to be able to be in that – I think we said break through 59%...
Mark A. Levin: Yeah.
E. Hunter Harrison: Range.
Mark A. Levin: Yes.
E. Hunter Harrison: I think there. I think I don't know if we talked about this a lot in our guidance, but it think that free cash flow will throw off $1 billion plus. I can tell you one thing, in robust economy, 15 years ago, railroads would have, hell, they'd be celebrating at that.
Mark A. Levin: Right.
E. Hunter Harrison: It'd be parades in Boston, New York and everywhere. So, it's a tough environment. Few kickers out there, what's grain going to do and U.S. grain is just sitting right now.
Mark A. Levin: Yeah.
E. Hunter Harrison: Let me tell you what's going to happen, in all of our wisdom, okay. There's no, effectively, grain movement now. Guess why? Because it's the price. So nobody wants to move it. And so it's all sitting. Now, the price is going to change at the same time for everybody. And then everybody is going to move their grain. And everybody who want to get to market and railroads are going to be choosey and cost $1 billion, because we don't sit there, waiting when they get ready to sell it to the market.
Mark A. Levin: Right.
E. Hunter Harrison: And if God forbid, we have a little weather issues or floating or something in Chicago, it really will be. So, it's a tough environment. But one of the things that I think our team has done back home is – we've built a model that I think vis-à-vis the competition, maybe it does even more outperforming in the hard times than it does the good. We keep a tight rein maybe sometimes too tight. You never can get it exactly right. But we kind of have what I call a snowcap theory. And, it says that business at the top of the mountain, you better be very careful going after it, particularly when you got to spend money for assets that are four years in life, depreciation life. So it says, if you can go out there with variable costs and so forth, maybe you go. But if you go after that business up there in the traditional ways and you capture it and then hard times come upon you, this valley becomes Death Valley.
Mark A. Levin: Yeah.
E. Hunter Harrison: And so, we try to hit a more level approach and that's why we kind of keep really a hard pull on for an example, hiring, because look I think we have a certain responsibility to that individual when we hire them. You can't always keep everybody and you don't want to create jobs that are not needed. But you need to planning and all and to some degree, you're saying to people I need you, I want to train you, I want your commitment, but at the same time it's kind of like family, when things go wrong, you want to be able to take care of them. Now of all the – I guess potential criticism we've had about slashing and burning and getting rid of heads and so forth. I can – I think I can safely say everybody, non-performance related, that's been at CP that wants to work and wants a job has got one. We're going to have this year like over 2,000, 2,500 natural attrition to leave the company. Through retirements that's just the way the demographic breaks. And we're saying that probably we'll be able to run the railroad effectively and safely with only a thousand with a thousand less. Well, there is still 1,500 people that are there, that want to go home that are ready to retire, so we have a responsibility there and I think our – I think there is some respect for that.
Mark A. Levin: Let me switch for just a bit to coal, because it is a question that comes up and I know Teck, I think Teck's schedule to report earnings tomorrow, if I'm not mistaken. What are your expectations around Teck, met coal rates, so maybe you can just talk around the coal business and sort of what you see happening?
E. Hunter Harrison: Well, number one, I'm not a coal expert particularly thermal...
Mark A. Levin: Right.
E. Hunter Harrison: ...I learned a little bit about Powder River Basin coal, but I think this – I think that I'll give you the best I got.
Mark A. Levin: Okay. Fair enough.
E. Hunter Harrison: I think Teck is – I think it's tough when you got one customer that has a percentage of the business they have of ours. I think it's not, I don't think they're going bankrupt...
Mark A. Levin: Yeah.
E. Hunter Harrison: ...I don't think, I think the doomsday stories you were hearing two months or three months ago are not that. I think they're going to be a little stronger than we had anticipated, not anything to write home about, but it's not going to be – I think we have a – I think we've gone through some tough learning curves with Teck...
Mark A. Levin: Yeah.
E. Hunter Harrison: ...When I got there, people said, you know the former group just signed a 10-year contract with Teck and the rates are locked in and they're not good rates and, boy, you're in for it. And the margins aren't very good. Well, it's amazing what low cost and efficiency will do for you. Because now, the rates and the margins are pretty damn good.
They're pretty good because, not because we raised price, because we were more efficient. Once again, to the question of, do you abuse price...
Mark A. Levin: Right.
E. Hunter Harrison: ...So, I think that we collectively with Teck have learned that we're in here together, it's in both our interest to turn those sets and run effectively and run efficiently and the cycle times are at record, record, record, record levels.
If they weren't, there would probably be real pressure on Teck. So, long-term I think met coal is – it stands much better than their sister.
Mark A. Levin: Yeah.
E. Hunter Harrison: And I think that given the location of Teck mines and the close proximity to the water for export which it predominately is all export, and our efficiency and as they become even more efficient, I think there is a future there.
Mark A. Levin: Yeah. All right, last question for you is this because I do get this question a lot. You look like you're in great health. Can you maybe – because you are such an important part of the sort of North American rail industry and certainly the CP shareholders. Can you maybe, talk a little bit about your health, how you're feeling and what maybe I think you've got another year and a half left on your contract, is that right? I can't remember – I think, that's right.
E. Hunter Harrison: Summer of 2017.
Mark A. Levin: Summer of 2017, something like that.
E. Hunter Harrison: I haven't dwelled on it but...
Mark A. Levin: Do you – I mean do you foresee going on longer than that? I mean you look like, like I said you look good, or how do you kind of look at the next five years of Hunter Harrison's life as you share it here with a bunch of strangers and...
E. Hunter Harrison: Well, I failed the last five years. So I don't know if I can tell you about the next five. But there's a – some of those questions, I won't be answering, I mean there will be group decisions if you will. I can say this, as I told you in our sidebar before we started. Yesterday, I got totally turned loose from the doctor. All of my various overhauls are done. They were all successful. I can see the audience. I had cataract surgery, which you ought to go through it's amazing. It really is. At the same time, I had my gallbladder removed in the morning and one cataract in the afternoon.
And other associated issues, I've – no brag, but I've taken 50 pounds off and I'm a regular exerciser, and I am in the best health I've been in two years, three years. And so, if there's a need for me to go forward under the right circumstances, I don't think health will be an issue. And by the way, contrary to most people's advice, and the biggest issue yesterday was, that my wife also turned me loose because now she doesn't have to visit with the doctor anymore. Because she would not let me go alone because she did not trust me when I came home and gave the report. Because one day I told her that the doctor said it would be okay if I had one red wine a week, 9 ounce glass, but one nice Bordeaux a week.
And guess what she does. She called the doctor. I didn't tell him that. So she went with every trip, but she went yesterday and was satisfied that I was turned loose.
Mark A. Levin: Yeah.
E. Hunter Harrison: And so I think all of that is good and he told her that contrary to 90% of my patients, this guy needs to work. He doesn't need rest, does he need to get eight hours of sleep, not yet, he needs to work.
Mark A. Levin: Right.
E. Hunter Harrison: To do something with that unbundled energy he's got. And so that's the formula. To keep working I don't care, whether it horses or railroads I got my preferences there, but health is not going to be an issue...
Mark A. Levin: Yeah.
E. Hunter Harrison: ...And so I'm just kind of waiting for the next chapter.
Mark A. Levin: Fantastic. Thank you so much for joining us today, Hunter.
E. Hunter Harrison: Thank you. Appreciate it.
Mark A. Levin: Thank you very much. It's an honor.